NO ACT

PE
1-9-15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

15005106

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 13 2015

Washington, DC 20549

February 13, 2015

Lesley H. Solomon
Alston & Bird LLP
lesley.solomon@alston.com

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 2-13-15

Re: Genworth Financial, Inc.
Incoming letter dated January 9, 2015

Dear Ms. Solomon:

This is in response to your letter dated January 9, 2015 concerning the shareholder proposal submitted to Genworth Financial by David Lough. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: David Lough

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genworth Financial, Inc.
Incoming letter dated January 9, 2015

The proposal relates to the CEO.

There appears to be some basis for your view that Genworth Financial may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Genworth Financial's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Genworth Financial omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
Fax: 404-253-8384
www.alston.com

Lesley H. Solomon Direct Dial: 404-881-7364 Email: lesley.solomon@alston.com

January 9, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Genworth Financial, Inc.
Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Genworth Financial, Inc. ("the Company"), we hereby notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal (the "Proposal") submitted by Mr. David Lough (the "Proponent") from the Company's proxy materials for its 2015 annual meeting of stockholders (the "2015 Proxy Materials"). We respectfully request confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on the provisions of Rule 14a-8(b) and Rule 14a-8(f)(1) under the Exchange Act described as below.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB No. 14D"), this letter and its attachments are being submitted to the Staff via e-mail in lieu of mailing paper copies. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Proposal from its 2015 Proxy Materials as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB No. 14D, the Company requests that the Proponent concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission, and concurrently sent to the Proponent, no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission.

The Proposal[1]

The Proposal states:

> Resolved that the Shareholders of this Corporation have "No Confidence" in Mr Thomas McInerney The CEO with his misleading statements and mismanagement of the company, with the disaster In the LTC insurance division reserves as overwhelming evidence. Mr McInerney has had over 2 years while claiming Strategic Action to rebuild Shareholder value over that time period to no avail while he collects total compensation of $13 million including $3 million in incentives for his performance in 2013, alone. The credibility of the Company has been seriously undermined by this fiasco. The Board needs to take corrective action without any more severance rewards.

Background

1. On December 1, 2014, the Company received from the Proponent a copy of the Proposal in the form of a single-page letter dated November 24, 2014, and addressed to Mr. Leon Rodey, Secretary of the Company. The letter made no mention of the Rule 14a-8 requirements, nor did it provide any declaration or verification of the Proponent's ownership of the requisite number of shares of Company Common Stock for at least one year as of November 24, 2014, stating only that the Proposal was "submitted by a longstanding and suffering shareholder." A copy of the letter is attached as Exhibit A.

2. The Company confirmed that the Proponent was not a stockholder of record of the Company's Common Stock, and, on December 10, 2014, which was within 14 days of the date that the Company received the Proposal, the Company sent a letter to the Proponent (the "Deficiency Letter") via overnight courier service. A copy of the Deficiency Letter is attached as Exhibit B. The Deficiency Letter stated that:

   - the Company had received the Proposal;
   - the Proponent must have continuously held at least $2,000 in market value of the Company's common stock for at least one year as of the date the Proponent submitted the proposal in order to meet the eligibility requirements of Rule 14a-8;
   - because the Proponent was not listed as a registered holder of shares of the Company's common stock, the Proponent must verify his eligibility by submitting a written statement from the record holder of his shares;
   - the Proponent also must state on his proposal the he intended to continue to hold the requisite number of shares through the date of the annual stockholders' meeting; and

[1] The entire Proposal is set forth in Exhibit A to this letter.

- the Proponent's response to the Deficiency Letter, in which he must correct the outlined Rule 14a-8 deficiencies, must be postmarked or electronically submitted no later than 14 days from his receipt of the Deficiency Letter.

3. The Company received a signature confirmation from its overnight courier service verifying that the Proponent received the Deficiency Letter on December 11, 2014.

4. The Proponent's deadline for responding to the Deficiency Letter was December 25, 2014.

5. As of January 8, 2015, the Company has not received any response from the Proponent.

Basis for Exclusion

We hereby respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to include verification of the Proponent's ownership of the requisite amount of Company Common Stock for the requisite period of time, did not include a statement that he intended to hold the requisite amount of Company Common Stock through the date of the meeting of stockholders, and did not respond to the Company's Deficiency Letter identifying this defect.[2]

Analysis

The Proposal is Excludable Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent has not verified that he has held at least $2,000 in market value, or 1%, of Company Common Stock for at least one year in accordance with Rule 14a-8(b)(2).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the company's meeting of stockholders for at least one year by the date the stockholder submitted the proposal. Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of two ways that are provided in Rule 14a-8(b)(2), both of which require a proponent who is not a registered stockholder to submit verification of the proponent's ownership of shares of the company's stock. Specifically, Rule 14a-8(b)(2)(i) provides that a

[2] The Company believes there are additional bases for excluding the proposal, but because the Proponent has not satisfied the eligibility requirements, only the procedural matters are addressed in this letter. The Company reserves the right to raise additional bases for exclusion.

proponent may prove ownership by submitting to the company a letter from the record holder of the proponent's shares verifying that, at the time the proposal was submitted, the proponent continuously held the requisite number of shares for at least one year. Rule 14a-8(b)(2)(i) further provides that the proponent must also include a written statement that the proponent intends to continue to hold the securities through the date of the meeting of stockholders.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

On numerous occasions, the Staff has concurred in a company's omission of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(l). *See The Coca-Cola Company* (December 23, 2014) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Coca-Cola's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)"); *Andrea Electronics Corporation* (July 16, 2014) (similarly concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that the proponent failed to supply documentary support sufficiently evidencing his eligibility within 14 days of receipt of Andrea's request).

The Proponent is not a registered holder of Company Common Stock, and did not provide any documentary evidence from a record holder of Company Common Stock that the Proponent beneficially owned the requisite number of shares for the requisite amount of time. Further, the Proponent did not include a written statement that he intends to continue to hold the requisite number of shares through the date of the meeting of the stockholders. Thus, the Proponent has failed to provide satisfactory evidence of eligibility as required by Rule 14a-8(b), despite receiving timely notice of the Proposal's deficiencies pursuant to Rule 14a-8(f)(1). Accordingly, the Proposal is excludable from the Company's 2015 Proxy Materials.

Conclusion

Based upon the foregoing analysis, the Company believes the Proposal may be properly omitted from its 2015 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

We appreciate your assistance in this matter. If you have any questions or require any additional information, please contact me at (404) 881-7364 or by return e-mail. We request that you transmit your response by e-mail to me at lesley.solomon@alston.com.

Sincerely,

Lesley H. Solomon

Enclosure

cc: Mr. David Lough
Mr. Michael J. McCullough, Genworth Financial, Inc.
Ms. Christine A. Ness, Genworth Financial, Inc.

LEGAL02/35295099v2

Exhibit A

Copy of the Proposal

Leon Rodey, Secretary
Genworth Financials, inc.
6620 West Broad St, Bldg 1
Richmond, Va 23230

Nov. 24, 2014

Dear Mr Rodey:

The following shareholder resolutions are submitted for vote at the 2015 Annual Shareholders Meeting.

"Resolved that the Shareholders of this Corporation have "No Confidence" in Mr Thomas McInerney The CEO with his misleading statements and mismanagement of the company, with the disaster In the LTC insurance division reserves as overwhelming evidence. Mr McInerney has had over 2 years while claiming Strategic Action to rebuild Shareholder value over that time period to no avail while he collects total compensation of $13 million including $3 million in incentives for his performance in 2013, alone. The credibility of the Company has been seriously undermined by this fiasco. The Board needs to take corrective action without any more severance rewards."

This resolution is submitted by a longstanding and suffering shareholder.

David Lough

FISMA & OMB Memorandum M-07-16

Exhibit B

Copy of the Deficiency Letter

Genworth

Leon E. Roday
Executive Vice President
General Counsel &
Secretary

6620 W Broad Street
Richmond, VA 23230
804-662-2574
Leon.roday@genworth.com
genworth.com

December 10, 2014

Mr. David Lough

FISMA & OMB Memorandum M-07-16

Dear Mr. Lough:

We received your letter dated November 24, 2014 on December 1, 2014. Your letter included a proposed shareholder resolution to be submitted for vote at the 2015 Annual Meeting of Stockholders of Genworth Financial, Inc. ("Genworth").

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), in order to be eligible to submit a proposal for inclusion in Genworth's proxy statement, you must have continuously held at least $2,000 in market value of Genworth's common stock for at least one year as of the date you submit your proposal, and you must continue to hold those securities through the date of the shareholders' meeting. Additionally, if you are not a registered holder of Genworth shares, you must prove your eligibility by submitting a written statement from the "record" holder of your shares verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year.

As of this date, Genworth has not received any documentation verifying your ownership of Genworth shares. We have checked our records and do not believe that you are a registered holder and instead hold your shares through a broker. If you believe you are a registered holder, please provide us with documentation evidencing your ownership. If you are not a registered shareholder, please submit a letter from the "record" holder of your shares – most likely your broker – verifying that, at the time you submitted your shareholder proposal (November 25, 2014, the date your letter was postmarked), you had continuously held your Genworth shares for at least one year.

In order for your proposal to be eligible for inclusion in the 2015 proxy statement, you must also include a statement in your proposal that you intend to continue to hold the requisite amount of shares of Genworth common stock through the date of the shareholders meeting.

Your response correcting the Rule 14a-8 deficiencies outlined above must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. Failure to provide the information required by the Securities and Exchange Commission rules within this 14-day time frame will allow Genworth to exclude your proposal from Genworth's proxy statement.

Please note that, because the shareholder proposal does not currently satisfy the procedural and eligibility requirements noted above, this letter does not address whether the shareholder proposal could be omitted from Genworth's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, we reserve the right to omit your proposal on other grounds if a valid basis for such action exists.

Please contact us if you have any questions.

Sincerely,

Leon E. Roday
Executive Vice President
General Counsel & Secretary